Item 2
ICICI Limited

Divestment of Stake in ICICI Bank

At the time of granting the banking license to ICICI Bank (NYSE: IBN), the Reserve Bank of India (RBI) had specified that ICICI (NYSE: IC) would have to reduce its holding in ICICI Bank to 40% over a period of time. ICICI has reduced its holding in ICICI Bank over a period of time from 100.0% to 55.59% as a result of the offer for sale by ICICI in 1997, issue of American Depositary Shares (ADS) by the Bank in 2000 and the merger of Bank of Madura with ICICI Bank. As a result of the above ICICI Bank has a diversified shareholder base with about 120,000 shareholders.

ICICI had been in discussions with the RBI to determine whether and to what extent ICICI may be required to further reduce its interest in ICICI Bank. The RBI has reiterated its requirement of reduction of ICICI's holding in ICICI Bank vide its letter dated February 8, 2001 and advised ICICI to draw up a firm plan for dilution of ICICI's stake. One of the alternatives for complying with this requirement is for ICICI Bank to issue fresh equity capital to dilute ICICI's holding in ICICI Bank. However, as ICICI Bank currently has a healthy capital adequacy ratio of 14.6% (following the US$ 175 million ADS issue), it does not require fresh capital. Hence, ICICI would have to divest a part of its existing holding in ICICI Bank. After carefully evaluating various options, ICICI has drawn out a plan whereby it would reduce its stake in two stages.

ICICI has on March 15, 2001 sold 10,992,000 equity shares, representing 4.99% of ICICI Bank's equity capital, to Prudential Assurance Company Limited, a sub-account of Prudential Portfolio Managers Limited, an FII registered with the Securities and Exchange Board of India. The sale of 4.99% shareholding to Prudential Assurance Company Limited was carried out on the National Stock Exchange at an average price of Rs. 170, which is at a premium of about 13% to the average closing share price of last six months and a premium of about 4% to the average closing share price of the last three days. ICICI has realized gross capital gain of Rs. 1.73 billion from this transaction.

ICICI now holds 50.60% of ICICI Bank's equity capital. In the current financial year ICICI intends to reduce its holding in ICICI Bank to about 47%. This would result in ICICI Bank ceasing to be a subsidiary of ICICI. ICICI Bank would then be consolidated as per equity method of accounting for ICICI's US GAAP consolidated financial statements. ICICI Bank has requested the RBI to permit completion of the balance dilution by the end of financial year 2001-2002. Given the consolidation opportunities in the Indian banking sector, ICICI Bank would continue to consider selective acquisition opportunities after careful assessment.

There would be no change in ICICI Group's long-term strategy of operating as a virtual universal bank offering a comprehensive range of financial products and services to wholesale and retail segments. ICICI will continue to work closely with ICICI Bank, strictly within the existing regulations and guidelines, to maximize group synergies.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "would", "believe", "may", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain the necessary regulatory approvals, successfully implement our strategy, carryout mergers and acquisitions, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited and ICICI Bank Limited with the Securities and Exchange Commission of the United States. ICICI Limited and ICICI Bank Limited undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further information contact:-
Mr. Madhvendra Das on +91-22-6536812 or email to das@icici.com

March 15, 2001.

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